FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 21st February 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 21 February, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 26.40 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,802.65 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,917,525,000.

As of 21 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd February 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 22 February, 2006 it purchased for cancellation 775,000 "A" Shares at a price of 26.03 euros per share. It further announces that on the same date it purchased for cancellation 225,000 "A" Shares at a price of 1,777.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,916,525,000.

As of 22 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd February 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 23 February, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 25.71 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,752.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,916,025,000.

As of 23 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th February 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 24 February, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 25.74 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,750.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,915,525,000.

As of 24 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28th February 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 28 February, 2006 it purchased for cancellation 900,000 "A" Shares at a price of 25.52 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,735.97 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,914,325,000.

As of 28 February, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 1 March, 2006 it purchased for cancellation 250,000 "A" Shares at a price of 25.70 euros per share. It further announces that on the same date it purchased for cancellation 50,000 "A" Shares at a price of 1,749.24 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,914,025,000.

As of 1 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 2 March, 2006 it purchased for cancellation 1,300,000 "A" Shares at a price of 25.84 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,768.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,912,525,000.

As of 2 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 3 March, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 25.86 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,770.42 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,911,325,000.

As of 3 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 6 March, 2006 it purchased for cancellation 800,000 "A" Shares at a price of 25.87 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,775.68 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,910,325,000.

As of 6 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 7 March, 2006 it purchased for cancellation 950,000 "A" Shares at a price of 25.55 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,751.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,909,075,000.

As of 7 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 8 March, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 25.62 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1,757.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,908,200,000.

As of 8 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 9 March, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 25.62 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,759.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,906,900,000.

As of 9 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 13th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 13 March, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 25.77 euros per share. It further announces that on the same date it purchased for cancellation 210,000 "A" Shares at a price of 1,778.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,906,090,000.

As of 13 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 14 March, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 25.88 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,782.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,904,590,000.

As of 14 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 15 March, 2006 it purchased for cancellation 750,000 "A" Shares at a price of 25.84 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,779.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,903,490,000.

As of 15 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 16 March, 2006 it purchased for cancellation 1,075,000 "A" Shares at a price of 25.74 euros per share. It further announces that on the same date it purchased for cancellation 225,000 "A" Shares at a price of 1,775.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,902,190,000.

As of 16 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 20 March, 2006 it purchased for cancellation 800,000 "A" Shares at a price of 25.40 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,758.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,901,090,000.

As of 20 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21st March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 21 March, 2006 it purchased for cancellation 940,000 "A" Shares at a price of 25.01 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,730.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,899,900,000.

As of 21 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 22 March, 2006 it purchased for cancellation 725,000 "A" Shares at a price of 25.16 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1,736.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,899,000,000.

As of 22 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 23 March, 2006 it purchased for cancellation 825,000 "A" Shares at a price of 25.14 euros per share. It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1,735.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,898,000,000.

As of 23 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 27 March, 2006 it purchased for cancellation 900,000 "A" Shares at a price of 25.72 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1,770.32 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,896,650,000.

As of 27 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 28 March, 2006 it purchased for cancellation 800,000 "A" Shares at a price of 25.72 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,773.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,895,450,000.

As of 28 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 29th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 29 March, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 25.90 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,791.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,894,150,000.

As of 29 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th March 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 30 March, 2006 it purchased for cancellation 750,000 "A" Shares at a price of 26.07 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,810.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,893,250,000.

As of 30 March, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3rd April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 3 April, 2006 it purchased for cancellation 400,000 "A" Shares at a price of 25.93 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,810.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,892,650,000.

As of 3 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 4 April, 2006 it purchased for cancellation 700,000 "A" Shares at a price of 25.98 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,811.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,891,750,000.

As of 4 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 5 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 26.00 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,819.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,891,000,000.

As of 5 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 6 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 26.39 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,845.52 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,890,200,000.

As of 6 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 7 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.70 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,859.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,889,500,000.

As of 7 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 10 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 26.90 euros per share. It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1,869.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,888,750,000.

As of 10 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11h April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 11 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 27.39 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,904.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,887,900,000.

As of 11 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 12 April, 2006 it purchased for cancellation 650,000 "A" Shares at a price of 27.24 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,885.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,887,000,000.

As of 12 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 13 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.10 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,871.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,886,300,000.

As of 13 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 18 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.61 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,911.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,885,500,000.

As of 18 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 19 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.61 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,906.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,884,900,000.

As of 19 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 20 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.57 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,907.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,884,300,000.

As of 20 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21st April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 21 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.89 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,930.09 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,883,700,000.

As of 21 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 24 April, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 28.32 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,961.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,883,050,000.

As of 24 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 25 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 28.19 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,958.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,882,350,000.

As of 25 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 26 April, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 28.16 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,960.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,881,750,000.

As of 26 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 27th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 27 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 27.53 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,920.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,880,950,000.

As of 27 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28th April 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 28 April, 2006 it purchased for cancellation 600,000 "A" Shares at a price of 27.23 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,890.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,880,150,000.

As of 28 April, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2nd May 2006

Buyback of Own Shares
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Royal Dutch Shell plc announces that on 2 May, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 27.46 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,891.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,879,450,000.

As of 2 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 3 May 2006